UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMI-ANNUAL REPORT

SEMI-ANNUAL REPORT PURSUANT TO REGULATION A OF THE
SECURITIES ACT OF 1933

For the Semiannual Period Ended June 30, 2026

Parallel Flight Technologies, Inc.

(Exact name of issuer as specified in its charter)

Commission File Number: 024-11247

Delaware	83-2143900
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)
450 McQuaide Drive La Selva Beach, CA. 95076	831-278-2036
(Address of principal executive offices)	(Issuer’s telephone number, including area code)

Class B Common Stock

(Title of each class of securities issued pursuant to Regulation A)

In this Semiannual Report, the term "Parallel Flight Technologies”, “Parallel Flight”, “PFT”, “the company”, or “us”, “our”, or “we”, or similar terms refers to Parallel Flight Technologies, Inc., a Delaware corporation.

Forward-Looking Statements

This Semiannual Report on Form 1-SA may contain forward-looking statements relating to, among other things, the company, its business plan and strategy, and its industry. The words “believe,” “estimate”, “expect”, “anticipate”, “intend”, “plan”, “seek”, “may”, “will”, “draft”, “initial”, “future”, or the negative of these terms or other variations and similar expressions or statements regarding future periods are intended to identify forward-looking statements. Any such statements reflect management’s current views with respect to future events based on information currently available and are subject to risks and uncertainties that could cause actual results to differ materially. Any forward-looking statements involve judgments with respect to, among other things, future economic, competitive, and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control.

These forward-looking statements involve known and unknown risks, uncertainties, and other important factors that could cause our actual results, performance, or achievements, or industry results, to differ materially from any predictions of future results, performance, or achievements that we express or imply in this Semiannual Report or in the information incorporated by reference into this Semiannual Report. Certain important risk factors that could cause actual results to differ materially from those in any forward-looking statements are described in the section titled “Risk Factors” within the Company’s Offering Circular filed with the Securities and Exchange Commission (“SEC”) on September 14, 2020, as modified by any Supplements and Amendments thereto (collectively, the “Offering Circular”). Any forward-looking statement made by us in this Semiannual Report is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise.

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations for the six months ended June 30, 2026 (the “2026 Interim Period”), and June 30, 2025 (the “2025 Interim Period”) should be read in conjunction with our unaudited interim financial statements and the related notes included in this Semiannual Report.

Overview

We were formed as a Delaware corporation on September 10, 2018. Our headquarters are located in La Selva Beach, California. We design, manufacture, and market heavy-lift, autonomous drones for commercial and government use, based on our proprietary and patented parallel hybrid propulsion technology.

During the 2026 Interim Period, our primary revenue sources were the SBIR Phase II contract awarded by the Office of Naval Research in August 2025 and our ongoing NSIC government contract. The $3,741,375 ONR contract, which extends into the fourth quarter of 2027, represents a major step in the Company’s commercialization trajectory and validates the maritime applicability of our Firefly platform.

Results of Operations

Revenue

For the six months ended June 30, 2026, our grant/contract revenue was $1,474,006, compared to $521,286 for the six months ended June 30, 2025. Revenue for both periods was derived entirely from government contracts. The increase of $952,720 reflects the ramp-up of the ONR SBIR Phase II maritime program, which commenced in late 2025 and contributed $776,176 of revenue in the 2026 Interim Period, together with $394,445 recognized under the NSIC contract, with the balance reflecting unbilled amounts and provisional indirect rate adjustments. All revenue in the 2025 Interim Period was derived from the NSIC contract.

Operating Expenses

During the 2026 Interim Period, we continued to devote most of our efforts to advancing and developing our technologies. Our operating expenses consist of general and administrative, sales and marketing, and research and development. For the six months ended June 30, 2026, our total operating expenses were $1,293,780, compared to $1,563,404 for the six months ended June 30, 2025. The decrease of $269,624 was attributable to:

•Research and development expenses of $867,313 (2025 Interim Period: $739,133) – reflecting continued development activities for the maritime SBIR contract and NSIC deliverables, including $46,318 in non-cash stock-based compensation.

•General and administrative expenses of $298,885 (2025 Interim Period: $732,581) – the decrease reflects substantially lower non-cash stock-based compensation, of which $56,665 was recorded in general and administrative expenses in the 2026 Interim Period.

•Sales and marketing expenses of $127,582 (2025 Interim Period: $91,690) – reflecting continued business development activities and trade show exhibition, as well as $22,511 in non-cash stock-based compensation.

Operating Income/(Loss)

We generated operating income of $180,226 for the 2026 Interim Period, compared to an operating loss of $1,042,118 for the 2025 Interim Period. The $1,222,344 improvement reflects the $952,720 increase in grant and contract revenue described above, together with the $269,624 reduction in operating expenses driven principally by lower non-cash stock-based compensation.

Other Income/(Expense)

Other income/(expense) was a net expense of $123,915 for the 2026 Interim Period, compared to net income of $129,523 for the 2025 Interim Period. Other expense in the 2026 Interim Period consisted of interest expense of $146,966 on the notes payable, which includes $20,853 of amortization of debt discount, partially offset by other income of $23,051. Interest expense for the 2025 Interim Period was $34,017, including $19,660 of amortization of debt discount, and other income was $163,540, consisting principally of research and development tax credits. There was no change in the estimated fair value of our SAFE obligations in either period.

Net Income/(Loss)

We recorded net income of $56,311 for the 2026 Interim Period, or $0.01 per basic and diluted share, compared to a net loss of $912,595, or $(0.13) per basic and diluted share, for the 2025 Interim Period. Weighted-average shares outstanding were 6,690,182 and 6,967,960, respectively. The improvement reflects the higher revenue and lower operating expenses described above, partially offset by a $112,949 increase in interest expense associated with the third party term loan.

Significant Changes in Balance Sheet Accounts

Total assets increased to $1,032,236 at June 30, 2026 from $998,917 at December 31, 2025. The principal changes in our balance sheet accounts were as follows:

Accounts receivable were unchanged at $348,120, reflecting amounts due under government contracts.

Cash decreased to $230,251 from $515,145, primarily due to $168,400 of principal repayments on notes payable and $116,494 of cash used in operating activities.

Contract assets increased to $420,449 from $117,064, reflecting revenue recognized in excess of amounts billed under government contracts, and prepaid expenses increased to $20,037 from $1,066.

Property and equipment, net, decreased to $13,379 from $17,522 due to depreciation of $4,143, as no capital expenditures were made during the 2026 Interim Period.

Total liabilities decreased to $1,314,867 from $1,463,353, primarily due to a reduction in notes payable, net of discount, to $729,260 from $876,807 following $168,400 of principal repayments, and a decrease in accounts payable to $148,216 from $170,104, partially offset by an increase in accrued liabilities to $318,373 from $297,424. SAFE liabilities were unchanged at $113,018.

Total stockholders’ deficit decreased to $(282,631) from $(464,436), reflecting net income of $56,311 and $125,494 of additional paid-in capital from stock-based compensation.

Liquidity and Capital Resources

As of June 30, 2026, we had $230,251 in cash, compared to $515,145 as of December 31, 2025. Our operating activities used $116,494 in cash during the 2026 Interim Period. Financing activities used $168,400 in cash during the 2026 Interim Period, consisting entirely of principal repayments on notes payable, compared to net proceeds of $200,000 in the 2025 Interim Period, representing $300,000 of borrowings less $100,000 of repayments. We had no new borrowings during the 2026 Interim Period.

Our outstanding indebtedness consists of a $1,000,000 secured term loan from a third party bearing interest at 22.75% per annum, repayable in monthly installments of $45,144 through April 21, 2028. As of June 30, 2026, gross principal outstanding was $805,414 and unamortized debt discount was $76,154, for a net carrying value of $729,260, of which $398,210 was classified as current notes payable and $331,050 as long-term. The $300,000 of private individual loans obtained in 2025 were repaid in full prior to December 31, 2025.

We will require significant additional capital to continue our operations and product development. As discussed in Note 3, these conditions raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, we intend to fund operations through the receipt of a portion of the $3,741,375 SBIR Phase II contract from the Office of Naval Research, additional federal grant awards, and debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient capital, we may be required to reduce the scope of our planned operations.

Debt

As of June 30, 2026, the Company had the following debt outstanding:

•Notes payable, current portion (net): $398,210 – representing the current portion of the third party term loan, net of debt discount.

•Notes payable, long-term (net): $331,050 – representing the non-current portion of the third party term loan, net of debt discount.

•SAFEs: $113,018 – classified as long-term liabilities and unchanged from December 31, 2025, as there was no change in estimated fair value during the 2026 Interim Period. Under the SAFEs, the funds contributed by investors convert to shares of preferred stock in a qualified priced preferred stock financing round at 80% – 85% of the preferred round price. As of June 30, 2026, there had not been any priced round of preferred stock financing that would trigger a conversion.

ITEM 2.  OTHER INFORMATION

None.

ITEM 3.  FINANCIAL STATEMENTS

The accompanying semiannual financial statements are unaudited and have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended June 30, 2026 are not necessarily indicative of the results that can be expected for the year ending December 31, 2026.

Parallel Flight Technologies, Inc.

PARALLEL FLIGHT TECHNOLOGIES, INC.

BALANCE SHEETS (UNAUDITED)

	June 30,	December 31,
	2026	2025
Assets
Current Assets:
Cash and cash equivalents	$230,251	$515,145
Accounts receivable, net	348,120	348,120
Contract asset	420,449	117,064
Prepaid expenses	20,037	1,066
Total current assets	1,018,857	981,395
Property and equipment, net	13,379	17,522
Total assets	$1,032,236	$998,917

Liabilities and Stockholders' Equity (Deficit)
Current Liabilities
Accounts payable	$148,216	$170,104
Accrued liabilities	318,373	297,424
Deferred revenue	6,000	6,000
Notes payable, current portion, net	398,210	313,800
Total current liabilities	870,799	787,328
Simple agreements for future equity (SAFEs) - Note 5	113,018	113,018
Notes payable, net of current portion	331,050	563,007
Total liabilities	1,314,867	1,463,353

Commitments and contingencies (Note 7)

Stockholders' Deficit:
Class A common stock, $0.00001 par value-13,000,000 authorized; 5,041,543 issued and outstanding at June 30, 2026 and December 31, 2025	50	50
Class B common stock, $0.00001 par value-3,000,000 authorized; 1,648,639 issued and outstanding at June 30, 2026 and December 31, 2025	16	16
Additional paid-in capital	9,253,489	9,127,995
Accumulated deficit	(9,536,186)	(9,592,497)
Total stockholders' deficit	(282,631)	(464,436)
Total liabilities and stockholders' equity (deficit)	$1,032,236	$998,917

See accompanying notes to the financial statements

PARALLEL FLIGHT TECHNOLOGIES, INC.

STATEMENTS OF OPERATIONS (UNAUDITED)

	Six Months Ended
	June 30,
	2026	2025

Grant revenue	$1,474,006	$521,286

Operating expenses:
General and administrative	298,885	732,581
Sales and marketing	127,582	91,690
Research and development	867,313	739,133
Total operating expenses	1,293,780	1,563,404

Operating income (loss)	180,226	(1,042,118)

Other income/(expense)
Interest expense	(146,966)	(34,017)
Other income	23,051	163,540
Total other income/(expense)	(123,915)	129,523

Net income (loss)	$56,311	$(912,595)

Weighted average income (loss) per share of
Class A and B common stock - basic and diluted	$0.01	$(0.13)

Weighted average shares outstanding of
Class A and B common stock - basic and diluted	6,690,182	6,967,960

See accompanying notes to the financial statements

PARALLEL FLIGHT TECHNOLOGIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT) (UNAUDITED)

	Class A		Class B		Additional		Total
	Common Stock		Common Stock		Paid-In	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Capital	Deficit	Equity (Deficit)
Balance at December 31, 2024	6,041,543	$60	1,648,639	$16	$8,561,969	$(8,561,544)	$501
Surrender of shares	(1,000,000)	(10)	-	-	10	-	-
Warrants issued in connection with notes	-	-	-	-	33,360	-	33,360
Stock-based compensation	-	-	-	-	499,161	-	499,161
Net loss	-	-	-	-	-	(912,595)	(912,595)
Balance at June 30, 2025	5,041,543	$50.00	1,648,639	$16.00	$9,094,500	$(9,474,139)	$(379,573)

Balance at December 31, 2025	5,041,543	$50	1,648,639	$16	$9,127,995	$(9,592,497)	$(464,436)
Stock-based compensation	-	-	-	-	125,494	-	125,494
Net income	-	-	-	-	-	56,311	56,311
Balance at June 30, 2026	5,041,543	$50	1,648,639	$16	$9,253,489	$(9,536,186)	$(282,631)

See accompanying notes to the financial statements

PARALLEL FLIGHT TECHNOLOGIES, INC.

STATEMENTS OF CASH FLOWS (UNAUDITED)

	Six Months Ended
	June 30,
	2026	2025
Cash flows from operating activities
Net income (loss)	$56,311	$(912,595)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	4,143	12,915
Amortization of debt discount	20,853	19,660
Stock-based compensation	125,494	499,161
Changes in operating assets and liabilities:
Contract asset	(303,385)	-
Prepaid expenses	(18,971)	4,173
Accounts payable	(21,888)	52,888
Accrued liabilities	20,949	(5,407)
Net cash used in operating activities	(116,494)	(329,205)

Cash flows from financing activities
Proceeds from notes payable	-	300,000
Repayments of notes payable	(168,400)	(100,000)
Net cash (used in) provided by financing activities	(168,400)	200,000

Net change in cash	(284,894)	(129,205)
Cash, beginning of the period	515,145	357,226
Cash, end of the period	$230,251	$228,021

Supplemental disclosure of cash flow information:
Income taxes paid	$-	$-
Interest paid	$107,396	$6,137

See accompanying notes to the financial statements

PARALLEL FLIGHT TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

NOTE 1 – Nature of Operations

Parallel Flight Technologies, Inc. (the "Company") was founded on September 10, 2018 ("Inception") in the State of Delaware. The financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company’s headquarters is located in La Selva Beach, California.

The Company designs heavy-lift, autonomous aircraft based on the Company’s proprietary and patented parallel hybrid propulsion technology. The Company’s aircraft lift more payload and fly for a longer duration than other competitive technologies, offering expanded utility across multiple global markets including wildfire, medical and remote logistics, agriculture, utility, and critical U.S. Department of Defense missions.

NOTE 2 – Summary of Significant Accounting Policies

Basis of Presentation

The accounting and reporting policies of the Company conform to US GAAP. The accompanying interim financial statements are unaudited and have been prepared in accordance with US GAAP for interim financial information and the instructions to Form 1-SA. Accordingly, they do not include all of the information and footnotes required by US GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation, consisting of normal recurring adjustments, have been included. Operating results for the six months ended June 30, 2026 are not necessarily indicative of the results that may be expected for the year ending December 31, 2026. These interim financial statements should be read in conjunction with the audited financial statements and notes thereto for the year ended December 31, 2025 included in the Company’s Annual Report on Form 1-K.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. The Company applies a three-level fair value hierarchy: Level 1 (quoted prices in active markets), Level 2 (directly or indirectly observable inputs), and Level 3 (unobservable inputs). The Company has Simple Agreements for Future Equity (“SAFEs”) which are considered Level 3 liabilities. See Note 5.

Risks and Uncertainties

The Company has a limited operating history and has not generated significant revenue from intended operations. The Company’s business and operations are sensitive to general business and economic conditions in the United States and worldwide, along with local, state, and federal government policy decisions. Adverse conditions may include changes in technology, competition from larger more well-funded competitors, and changes to industries the Company is targeting. These adverse conditions could affect the Company’s financial condition and the results of its operations.

Cash

The Company considers all short-term, highly liquid, unrestricted investments with original maturities of three months or less, to be cash.

Contract Asset

The Company capitalizes costs incurred for services performed under contracts when the related performance milestones have not yet been achieved. These costs are recognized as expense in the period in which the milestone is met and the associated revenue is recognized. At June 30, 2026 and December 31, 2025, the Company had contract assets of $420,449 and $117,064, respectively, representing unbilled receivables related to services performed under the Office of Naval Research and National Security Innovation Capital contracts.

Property and Equipment

Property and equipment is stated at cost. Depreciation and amortization are computed using the straight-line method based on estimated useful lives of the assets, which range from three to seven years. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

Long-Lived Assets

The Company reviews its long-lived assets in accordance with the Financial Accounting Standard Board’s (“FASB”) Accounting Standards Codification (“ASC”) 360-10-35, Impairment or Disposal of Long-Lived Assets. Under that directive, long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Such a group is tested for impairment whenever events or changes in circumstances indicate that its carrying value may not be recoverable. When such factors and circumstances exist, the projected undiscounted future cash flows associated with the related asset or group of assets over their estimated useful lives are compared against their respective carrying amount. Impairment, if any, is based on the excess of the carrying amount over the fair value, based on the market value when available, or discounted expected cash flows, of those assets and is recorded in the period in which the determination is made.  There was no impairment during the six months ended June 30, 2026 and 2025.

Simple Agreements for Future Equity (SAFEs)

The Company accounts for its SAFEs as derivative liabilities under FASB ASC Sections 815-10 and 815-40. There were no changes in the fair value of the SAFEs during the six months ended June 30, 2026 and 2025. Key assumptions and quantitative information about significant unobservable inputs used in the Level 3 fair value measurement are disclosed in Note 5.

Accounts Receivable and Allowance for Credit Losses

Accounts receivable are recorded at the invoiced amount and do not bear interest. The Company maintains an allowance for credit losses based on its assessment of the collectability of accounts receivable. The Company evaluates the creditworthiness of its customers, historical collection experience, current economic conditions, and reasonable and supportable forecasts to estimate expected credit losses over the life of its receivables in accordance with ASC 326. Account balances are written off against the allowance when the Company determines that it is probable that the receivable will not be recovered. As of June 30, 2026 and December 31, 2025, the Company determined that no allowance for credit losses was necessary.

Revenue Recognition

In accordance with FASB ASC Topic 606, Revenue from Contracts with Customers, the Company records revenue when the customer takes physical possession of the product or can benefit from the services as provided. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled to receive in exchange for these goods or services, using the five-step method required by ASC 606.

Revenue from grants is recognized in the period during which the conditions under the grant have been met and the Company has made payment for the related expenses or met the required milestones depending on the grant terms. Grant revenue was $1,474,006 and $521,286 for the six months ended June 30, 2026 and 2025, respectively. At both June 30, 2026 and December 31, 2025, the Company had deferred $6,000 of revenue related to product sales that were paid in advance of delivery.

Research and Development

Research and development costs consist primarily of developing heavy-lift technology across the aerospace, military, and public service industries. These costs are expensed as incurred. Research and development costs expensed were $867,313 and $739,133 for the six months ended June 30, 2026 and 2025, respectively.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes. Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities, using enacted tax rates. A valuation allowance is provided when it is more likely than not that the deferred tax assets will not be realized. The Company maintains a full valuation allowance against its net deferred tax assets and, accordingly, no provision for income taxes was recorded for the six months ended June 30, 2026 and 2025.

Stock-Based Compensation

The Company accounts for stock awards issued under ASC 718, Compensation – Stock Compensation. Share-based compensation cost is measured at the grant date, based on the estimated fair value of the award, and recognized over the employee’s requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

Income/Loss per Common Share

The Company computes net income/(loss) per share of Class A Common Stock and Class B Common Stock using the two-class method. Basic net income/(loss) per share is computed using the weighted-average number of shares outstanding during the period. Diluted net income/(loss) per share is computed using the weighted-average number of shares and the effect of potentially dilutive securities outstanding during the period. For periods in which the Company incurs a net loss, the effects of potentially dilutive securities would be antidilutive and are excluded from the earnings per share calculations. For the six months ended June 30, 2026, outstanding stock options and warrants were excluded from the computation of diluted earnings per share because their exercise prices exceeded the estimated fair value of the underlying shares and their inclusion would therefore have been antidilutive. Dilutive securities consist of stock options and warrants (Note 9). The number of shares for which SAFEs are convertible is indeterminable.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federal insured limits.

Segment Reporting

The Company operates as a single reportable segment focused on the design, development, and manufacture of heavy-lift, autonomous unmanned aerial systems. The Company’s Chief Executive Officer is the Chief Operating Decision Maker ("CODM") and reviews financial information on a basis to evaluate performance and allocate resources. The CODM uses net income/(loss) as reported in the statements of operations as the measure of segment profit or loss. Significant segment expenses regularly provided to the CODM are research and development, general and administrative, and sales and marketing expenses, each of which is reported as a separate line item on the statements of operations. Segment assets are equal to the Company’s total assets of $1,032,236 and $998,917 as of June 30, 2026 and December 31, 2025, respectively.

Recent Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires enhanced disclosures about significant segment expenses. The standard is effective for fiscal years beginning after December 15, 2023, and interim periods beginning after December 15, 2024. The Company has a single reportable segment and the adoption of this ASU did not have a material impact on the financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires disaggregated information about the effective tax rate reconciliation and income taxes paid. The standard is effective for annual periods beginning after December 15, 2025. The Company will adopt the standard in its annual financial statements for the year ending December 31, 2026 and does not expect the adoption to have a material impact on its financial statement disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company's financial statements.

NOTE 3 – Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. Although the Company generated net income of $56,311 for the six months ended June 30, 2026, compared to a net loss of $912,595 for the six months ended June 30, 2025, the Company has incurred recurring losses that resulted in accumulated deficits of $9,536,186 and $9,592,497 as of June 30, 2026 and December 31, 2025, respectively, and used net cash in operating activities of $116,494 during the six months ended June 30, 2026. These matters raise substantial doubt about the Company’s ability to continue as a going concern.

During the next 12 months, the Company intends to fund operations through the receipt of a portion of the $3,741,375 SBIR Phase II contract from the Office of Naval Research, additional federal grant awards, and debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

NOTE 4 – Property and Equipment

The composition of property and equipment is as follows:

	June 30,	December 31,
	2026	2025

Automotive	$57,554	$57,554
Machinery and equipment	92,585	92,585
	150,139	150,139
Less accumulated depreciation	(136,760)	(132,617)
	$13,379	$17,522

Depreciation expense was $4,143 and $12,915 for the six months ended June 30, 2026 and 2025, respectively.

NOTE 5 – Fair Value Measurements – Simple Agreements for Future Equity (SAFEs)

The Company’s SAFEs are measured at fair value on a recurring basis and are classified as Level 3 based on the observability of valuation inputs. The Company utilizes a probability-weighted average approach based on the estimated market value of the underlying securities and the potential settlement outcomes of the future equity obligations. As of both June 30, 2026 and December 31, 2025, the Company had SAFEs totaling $113,018 outstanding, at fair value. There were no changes in the fair value of the SAFEs during the six months ended June 30, 2026 and 2025.

A roll forward of SAFE liabilities is as follows:

	June 30,	December 31,
	2026	2025
Balance at beginning of period	$113,018	$75,346
Revaluation	-	37,672
Balance at end of period	$113,018	$113,018

Under the SAFEs, the funds contributed by the investors convert to shares of preferred stock in a qualified priced preferred stock financing round, at 80% – 85% of the preferred round price. As of June 30, 2026 and December 31, 2025, there had not been any priced round of preferred stock financing that would trigger a conversion of the SAFE funds to preferred stock.

As of June 30, 2026, the Company valued the SAFEs utilizing a fair value per share of the underlying equity of $0.49 per share and conversions discounts of 15% - 20% as per the SAFE agreements.  Management assumed an equity financing outcome of 50%, liquidity event of 10%, cash settlement of 15% and a loss on investment of 25%.

Under the liquidity event and equity financing scenarios, the SAFEs are assumed to convert into shares at the contractual discount prices, resulting in a fair value of approximately $151,765 per scenario. Under the negotiated cash settlement scenario, the SAFE investors are assumed to receive face value of $122,000 plus a 20% premium, or approximately $146,400. Under the dissolution scenario, the SAFE holders are assumed to receive nothing.

The fair value measurement is sensitive to changes in the assigned scenario probabilities and in the estimated fair value per share of the underlying equity. An increase in the probability assigned to the equity financing or liquidity event scenarios, or an increase in the estimated share price, would result in a higher fair value of the SAFE liabilities, and vice versa.

NOTE 6 – Debt

Private Individual Loans

On January 23, 2025, the Board of Directors approved obtaining up to $350,000 in loans from private individuals. During the first quarter of 2025, the Company obtained loans totaling $300,000 from two private individuals at an annual interest rate of 10% per annum. The proceeds were used to fund general operations. As consideration for the loans, the lenders received warrants to purchase 7,500 shares of Class B Common Stock per $100,000 loaned at an exercise price of $1.55 per share, for total initial issuance of 22,500 warrants, expiring on February 5, 2029. Under the relative fair value method, the fair value of these warrants of $9,172 was allocated as a debt discount and was being amortized to interest expense over the term of the loans using the effective interest method.

On December 17, 2025, the Company issued an additional 15,000 warrants to the lenders, with terms substantially identical to the original warrants, as consideration for the lenders' agreement not to declare a default on the notes. Because these warrants were issued without any new debt proceeds, the fair value of $4,666 was recognized directly as interest expense in the period of issuance.

All $300,000 of the private individual loans were repaid in full during 2025. Total interest paid in cash on these loans was $13,069.

Third party Term Loan

On November 13, 2025, the Company entered into a $1,000,000 secured term loan with third party at an annual interest rate of 22.75% per annum. The proceeds were used to fund general operations. The loan is repayable in 29 monthly installments of approximately $45,144 commencing December 21, 2025, with a final payment scheduled for April 21, 2028. The loan is secured by substantially all of the Company's assets. As consideration for the loan, the lender received warrants to purchase 244,898 shares of Class B Common Stock at an exercise price of $0.49 per share, expiring November 12, 2035. Under the relative fair value method, $102,537 of the $1,000,000 in proceeds was allocated to the warrants and recorded as a debt discount, with a corresponding increase to additional paid-in capital. The debt discount is being amortized to interest expense over the term of the loan using the effective interest method.

Warrant Valuation

The fair value of warrants issued in connection with the Company's debt was estimated at issuance using the Black-Scholes option pricing model. See Note 9 for the assumptions used.

Summary

As of June 30, 2026 and December 31, 2025, notes payable are as follows:

	June 30,	December 31,
	2026	2025
Notes payable, gross	$805,414	$973,814
Less: unamortized debt discount	(76,154)	(97,007)
Notes payable, net	729,260	876,807
Less: current portion, net	(398,210)	(313,800)
Notes payable, long-term portion, net	$331,050	$563,007

Amortization of debt discount included in interest expense for the six months ended June 30, 2026 and 2025 was $20,853 and $19,660, respectively. As of June 30, 2026, unamortized debt discount was $76,154, compared to $97,007 as of December 31, 2025. Total interest expense for the six months ended June 30, 2026 was $146,966, comprising $126,113 of interest on notes and credit card interest and $20,853 of debt discount amortization. Total interest expense for the six months ended June 30, 2025 was $34,017. Cash interest paid was $107,396 and $6,137 for the six months ended June 30, 2026 and 2025, respectively.

Future Minimum Principal Payments

Future minimum principal payments on notes payable as of June 30, 2026 are as follows:

Year Ending December 31,	Amount
2026	$187,374
2027	445,708
2028	172,332
Total gross principal	805,414
Less: unamortized debt discount	(76,154)
Total notes payable, net	$729,260

NOTE 7 – Commitments and Contingencies

The Company is not currently involved with, and does not know of any, pending or threatened litigation against the Company or any of its officers. The Company’s lease is on a month-to-month basis.

During 2022, the Company entered into a consulting agreement under which the consultant was to receive $175,000 per year for services rendered plus equivalent benefits to the Company’s executives. This contract was terminated on

September 30, 2023. The Company has accrued $285,586 related to unpaid fees as of both June 30, 2026 and December 31, 2025, and no additional amounts were accrued during the six months ended June 30, 2026. Currently, there are ongoing discussions regarding the potential grant of 697,064 warrants to the consultant to purchase Class A Common Stock in settlement of unpaid amounts.

NOTE 8 – Stockholders’ Equity

As of June 30, 2026, the Company is authorized to issue 16,000,000 shares of common stock consisting of 13,000,000 shares of Class A Common Stock, with a par value of $0.00001 per share, and 3,000,000 shares of Class B Common Stock with a par value of $0.00001 per share. Class B Common Stock does not have voting rights while Class A Common Stock carries one-to-one voting rights.

On January 17, 2025, the Board of Directors approved increasing the number of authorized shares of Class A Common Stock from 8,000,000 to 13,000,000, subsequently approved by a majority of stockholders on January 20, 2025.

On February 20, 2025, Joshua Resnick surrendered 1,000,000 shares of Class A Common Stock to the Company for no consideration.

As of both June 30, 2026 and December 31, 2025, the Company had 5,041,543 shares of Class A Common Stock and 1,648,639 shares of Class B Common Stock issued and outstanding. There was no share activity during the six months ended June 30, 2026.

NOTE 9 – Stock-Based Compensation

Equity Incentive Plan

The Company adopted its 2020 Equity Incentive Plan (the "Plan") during 2020. The Plan enables the Board of Directors to grant various forms of equity awards, including stock options and restricted stock awards, to employees, directors, contractors, and consultants of the Company. A total of 700,000 shares of Class A Common Stock has been authorized for issuance under the Plan.

Stock Options

On April 11, 2025, the Company granted options to employees and contractors of the Company to purchase an aggregate of 234,667 shares of Class A Common Stock at exercise prices ranging from $0.49 to $10.00 per share (weighted average exercise price of $0.61 per share). The options vest over periods ranging from one to four years with a ten-year contractual term. No options were granted to non-employees, directors, or other third parties during 2025.

On April 21, 2026, as part of employee incentives, the Company granted options to purchase an aggregate of 57,941 shares of Class A Common Stock, with a weighted average exercise price of $0.49 per share. The options vest over four years with a ten-year expiration.

Stock option activity during the six months ended June 30, 2026 was as follows:

			Weighted-
		Weighted-	Average	Weighted-
		Average	Remaining	Average
	Number of	Exercise Price	Contractual	Intrinsic
	Options	Per Share	Term (Years)	Value
Outstanding at December 31, 2025	358,002	$2.09	7.79	$-
Granted	57,941	0.49	-
Forfeited	-	-	-
Outstanding at June 30, 2026	415,943	$1.87	7.64	$-

Exercisable at June 30, 2026	209,409	$3.05	6.48	$-
Vested or expected to vest at June 30, 2026	415,943	$1.87	7.64	$-

Stock-based compensation expense related to options recognized for the six months ended June 30, 2026 was $16,757. As of June 30, 2026, future stock-based compensation expense related to unvested options is expected to be approximately $89,256, which will be recognized over a weighted average remaining vesting period of 3 years.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company’s Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

The fair value of stock options granted during the six months ended June 30, 2026 was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

June 30,
2026
Average risk-free rate	4.00%
Expected term (in years)	6.25
Expected volatility	119.44%
Expected dividend yield	-
Stock price	$0.49

Warrants

On various dates during the first quarter of 2025, the Company issued warrants to purchase an aggregate of 22,500 shares of Class B Common Stock at an exercise price of $1.55 per share to two private individual lenders in connection with loans made to the Company (see Note 6). On December 17, 2025, the Company issued an additional 15,000 warrants to these same lenders, with terms substantially identical to the original warrants as consideration for the lenders' agreement not to declare a default on the notes.

On April 11, 2025, a warrant to purchase 1,000,000 shares of Class A common stock was given to Craig Stevens as a part of his original employment offer. The warrant purchase price was $0.49 per share and will vest over four years with a six year expiration.

On April 11, 2025, warrants to purchase 332,539 shares of Class A Common Stock were issued to Craig Stevens and warrants to purchase 153,538 shares of Class A Common Stock were issued to Dave Adams. The warrants purchase price was $0.49 per share and will vest over one year with a six year expiration. To assist with the Company’s cash flow needs, neither Mr. Adams nor Mr. Stevens has taken his full salary during the past two years. The warrants were awarded as compensation for their reduction in salary.

On November 13, 2025, in connection with the third party term loan (see Note 6), the Company issued warrants to purchase 244,898 shares of Class B Common Stock at an exercise price of $0.49 per share, with a ten-year contractual term.

On April 21, 2026, warrants to purchase 284,535 shares of Class A Common Stock were issued to Craig Stevens and warrants to purchase 39,116 shares of Class A Common Stock were issued to Dave Adams. The warrants’ purchase price was $0.49 per share and will vest over one year with a six year expiration. To assist with the Company’s cash flow needs, neither Mr. Adams nor Mr. Stevens has taken his full salary during the past year. The warrants were awarded as compensation for their reduction in salary.

warrant activity during the six months ended June 30, 2026 was as follows:

			Weighted-
		Weighted-	Average
		Average	Remaining
	Number of	Exercise Price	Contractual
	Warrants	Per Share	Term (Years)
Outstanding at December 31, 2025	1,768,475	$0.51	5.87
Granted	331,151	$0.49	6.00
Forfeited	-	-	-
Outstanding at June 30, 2026	2,099,626	$0.51	5.45

Stock-based compensation expense related to warrants recognized for the six months ended June 30, 2026 was $108,737. As of June 30, 2026, future stock-based compensation expense related to unvested warrants is expected to be approximately $174,064, which will be recognized over a weighted average remaining vesting period of 0.94 years.

The fair value of warrants granted during the six months ended June 30, 2026 was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

June 30,
2026
Average risk-free rate	3.86%
Expected term (in years)	3.5
Expected volatility	119.44%
Expected dividend yield	-
Stock price	$0.49

Stock-Based Compensation Expense

The table below shows the total stock-based compensation expense recorded for the six months ended June 30, 2026 and 2025:

	Six Months Ended
	June 30,
	2026	2025
General and administrative	$56,665	$447,659
Sales and marketing	22,511	-
Research and development	46,318	-
Total	$125,494	$447,659

NOTE 10 – Subsequent Events

Management has evaluated subsequent events through September 28, 2026, the date the financial statements were available to be issued.

There have been no events or transactions subsequent to June 30, 2026 that would have a material effect on these financial statements.

ITEM 4.  EXHIBITS

2.1

Second Amended and Restated Certificate of Incorporation of Parallel Flight Technologies, Inc. (incorporated by reference to Exhibit 2.1 to the Amendment to Offering Statement on Form 1-A filed on August 14, 2020 – File No. 024-11247)

2.2	Bylaws of Parallel Flight Technologies, Inc. (incorporated by reference to Exhibit 2.2 to the Amendment to Offering Statement on Form 1-A filed on August 14, 2020 – File No. 024-11247)

4.1	Form of Subscription Agreement (incorporated by reference to Exhibit 4.1 to the Amendment to Offering Statement on Form 1-A filed on August 14, 2020 – File No. 024-11247)

6.1	Transfer Agent Agreement with StartEngine Secure (incorporated by reference to Exhibit 6.1 to the Amendment to Offering Statement on Form 1-A filed on August 14, 2020 – File No. 024-11247)

6.2

Quotation Agreement with StartEngine Primary, LLC (incorporated by reference to Exhibit 6.4 included within the Offering Statement Supplement on Form 253(g)(2) filed on November 12, 2020 – File No. 024-11247)

8.1	Escrow Services Agreement (incorporated by reference to Exhibit 8.1 to the Amendment to Offering Statement on Form 1-A filed on August 14, 2020 – File No. 024-11247)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PARALLEL FLIGHT TECHNOLOGIES, INC.

By:	/s/ Craig Stevens
Name:	Craig Stevens
Title:	Chief Executive Officer and
Chief Financial Officer
Date:	September 28, 2026

Pursuant to the requirements of Regulation A, this report has been signed below by the following person on behalf of the issuer and in the capacities and on the date indicated.

/s/ Craig Stevens
Craig Stevens
Chief Executive Officer and Chief
Financial Officer (Principal Executive Officer, Principal Financial Officer, and Principal Accounting Officer), and Director
Date: September 28, 2026